Exhibit 11 Computation of Per-Share Earnings Milacron Inc. and Subsidiaries (Unaudited)

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,

(In thousands, except per-share amounts)	2004	2003	2004	2003

Loss from continuing operations	$(5,487)	$(65,701)	$(49,451)	$(161,582)
Loss from discontinued operations	—	(1,958)	(477)	(5,675)

Net loss	(5,487)	(67,659)	(49,928)	(167,257)
Less preferred dividends	(1,470)	—	(1,590)	(120)

Net loss applicable to common shareholders	$(6,957)	$(67,659)	$(51,518)	$(167,377)

Basic loss per share:
Weighted-average common shares outstanding	34,723	33,684	37,333	33,620

Per-share amount:
Continuing operations	$(.20)	$(1.95)	$(1.37)	$(4.81)
Discontinued operations	—	(.06)	(.01)	(.17)

Net loss	$(.20)	$(2.01)	$(1.38)	$(4.98)

Diluted loss per share:
Weighted-average common shares outstanding (a)	34,723	33,684	37,333	33,620

Per-share amount:
Continuing operations	$(.20)	$(1.95)	$(1.37)	$(4.81)
Discontinued operations	—	(.06)	(.01)	(.17)

Net loss	$(.20)	$(2.01)	$(1.38)	$(4.98)

(a)	In 2004, the 50.0 million common shares into which the Series B Preferred Stock is convertible are excluded because their inclusion would result in a smaller loss per common share. In both 2004 and 2003, potentially dilutive restricted shares are also excluded for similar reasons.

63